Exhibit 4

FOR IMMEDIATE RELEASE	28 APRIL 2015

WPP PLC (“WPP”)

WPP and Scripps Networks Interactive partner in US$50 million Series D funding round for leading media company for millennial women in the U.S.

WPP, the world’s leading communications services group, has made a strategic investment in Refinery29 Inc. (“Refinery29”), a leading privately-held fashion and lifestyle media company that provides content, shopping solutions and social networking opportunities primarily in the fashion, shopping and beauty categories targeted towards millennial women.

The investment is being made through WPP Ventures, which is based in Silicon Valley and explores investments in new technology companies that offer innovative solutions to WPP clients and strengthen the capabilities of WPP. WPP Ventures partnered with Scripps Networks Interactive in the investment.

Refinery29’s advertisers include Procter & Gamble, Revlon, Neiman Marcus and Luxottica. The company employs over 250 people and is based in New York with an office in Los Angeles. Founded in 2005, it is the leading content platform for millennial women with a loyal following of 25 million monthly unique viewers, reaching one out of every four millennial women.

“Refinery29 operates at the intersection of content, commerce and social media—all areas of focus for WPP Ventures. We’re delighted to make this investment alongside Scripps,” said Tom Bedecarré, President of WPP Ventures.

This investment continues WPP’s strategy of investing in fast growing sectors such as digital and content. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In addition to Refinery29, WPP has invested in leading digital content companies like China Media Capital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), Media Rights Capital and VICE.

WPP is a leader in the application of technology to marketing. Its digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest programmatic media platform). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Polestar (a specialist Alibaba e-commerce company in China) and Rentrak (the film and television measurement company). It has also invested in ad technology companies such as AppNexus, comScore (the US-based internet audience measurement company), eCommera, DOMO, mySupermarket and Percolate. WPP’s wholly-owned Chinese e-commerce company Kuvera recently entered into a strategic partnership with Paipai, China’s leading social commerce platform on mobile and a wholly-owned subsidiary of JD.com. WPP investments in technology, data and content companies are valued at over US$1 billion.

WPP also owns digital agencies AKQA, Blue State Digital, F.biz in Brazil, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman.

In North America, WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ around 27,000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204
Kevin McCormack, WPP	+1(212)632 2239

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